United States securities and exchange commission logo





                             April 6, 2021

       James Nesci
       Chief Executive Officer
       Blue Foundry Bancorp
       19 Park Avenue
       Rutherford, NJ 07070

                                                        Re: Blue Foundry
Bancorp
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-254079

       Dear Mr. Nesci:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on March 10, 2021

       Cover Page

   1. We note your disclosure on page 10 and other sections of the prospectus that generally no individual may purchase
more than 40,000 shares of your common stock. Please add this maximum purchase amount
to the cover page of the prospectus or advise.
       Summary, page 1

   2.                                                   Please include
organizational structures depicting the company's structure both prior and after the conversion,
including various legal entities and affiliations that exist.
   3. Refer to page 107. We note your disclosure that all depositors of Blue Foundry Bank have voting rights in
Blue Foundry, MHC as to all matters requiring depositor approval,
 James Nesci
FirstName   LastNameJames Nesci
Blue Foundry   Bancorp
Comapany
April       NameBlue Foundry Bancorp
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
         and that upon completion of the conversion, depositors will cease to have any voting rights. Please disclose this in the summary section or include a cross-reference to this section.
How We Determined the Offering Range, page 7

4. Please refer to the table on page 8 and footnote to the second column that price-to-
         earnings multiple column stating that values are "not meaningful." Disclose the multiples here and in the table on page 111 or explain why you believe these amounts are not meaningful. We also note your disclosure of the maximum, midpoint and minimum price-
         to-earnings multiples. Disclose the multiples for each of the peer companies listed in the first table on page 8.
Risk Factors
Future changes in interest rates may reduce our profits, page 21

5. We note that you had a net loss in fiscal year ended December 31, 2020. Because you discuss "[your] profitability" in this risk factor, please balance the disclosure by adding a statement regarding your losses in the most recent fiscal year.
If our non-performing assets increase, page 22

6. Please update your disclosure regarding your non-performing assets to the most recent practicable date, or advise. Similarly please update the Delinquent Loans chart on page
         69 or advise.
Business of Blue Foundry Bank
Delinquencies and Asset Quality
Classified Assets, page 71

7. We note your disclosure that special mention loans included one non-residential real estate loan totaling $150.2 million and three multi-family real estate loans totaling $16.6 million as of December 31, 2020. We also note you present $16,802 thousand of special mention loans as of December 31, 2020 in the table. Please reconcile the discrepancies or revise, as appropriate.
Management
Executive Officers Who are Not Directors, page 93

8. We note the discussions of the business experiences of your executive officers Daniel
         Chen, Elizabeth Miller, Brent Ciurlino, Michele Johnson, and Mugur Tolea. For each of the officers listed, please expand the disclosure to detail their business experience in the last five years, including specific positions held and names of organizations/corporations, in which such occupations and employment were carried out.
 James Nesci
FirstName   LastNameJames Nesci
Blue Foundry   Bancorp
Comapany
April       NameBlue Foundry Bancorp
       6, 2021
April 36, 2021 Page 3
Page
FirstName LastName
Summary Compensation Table, page 96

9. It appears that the amounts recorded in the "non-equity incentive compensation" column of the summary compensation table are the same amounts as the amounts listed on page
         98 under the annual incentive plan subsection. Please disclose the material terms of any non-equity incentive plan award made to a named executive officer during the last completed fiscal year, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. Refer to Item 402(o)(5)
         of Regulation S-K.
The Conversion and Stock Offering
Approvals Required, page 107

10. We note that the affirmative vote of a majority of the total votes eligible to be cast by the depositors of Blue Foundry MHC is required to approve the plan of conversion and the establishment and funding of the charitable foundation. Please revise to disclose when you plan to conduct these votes, how the timing of the vote relates to the timing of the effectiveness of the registration statement, and how this vote will be conducted, such as with a proxy statement, or advise. Please briefly also describe what types of matters currently require depositor approval under "Effect on Voting Rights of Depositors," at page 107.
Exhibits

11. Please also include the participation interests in the Exhibit 5 legal opinion.
General

12. We note that your forum selection provision identifies a state court of federal court located within the State of Delaware as the exclusive forum for certain litigation,
         including any    derivative action.    Please disclose whether this
provision applies to actions
         arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to
         Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
13. Please provide us with supplemental copies of all written Rule 405 under the Securities
         Act, that you, or anyone authorized to do so on your behalf, have presented or expect to
 James Nesci
Blue Foundry Bancorp
April 6, 2021
Page 4
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact
         Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
14. Please include the Security Ownership section in your prospectus. Refer to item 403 of
         Regulation S-K.
15. We note that the cover page of the registration statement indicates that Blue Foundry
         Bancorp and Blue Foundry Bank 401(k) Savings Plan as the registrant(s). Please advise if
         Blue Foundry Bank 401(k) Savings Plan is intended to be a co-registrant or remove that entity as a registrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow at 202-551-6524 or William Schroeder at 202-551-3294 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Nesci                                   Sincerely,
Comapany NameBlue Foundry Bancorp
                                                                Division of
Corporation Finance
April 6, 2021 Page 4                                            Office of
Finance
FirstName LastName